

*By Electronic Mail*

February 21, 2020

Filer Support Office
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

RE:     Trust Exchange-Traded Fund VIII
         Issuer CIK:        0001667919
         Issuer File Number:     333-210186/811-23147
         Form Type:      8-A12B
         Filing Date:      February 21, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- FT Cboe Vest U.S. Equity Deep Buffer ETF – February (DFEB)
- FT Cboe Vest U.S. Equity Buffer ETF – February (FFEB)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended.  If there are any questions, please call me at (913) 815-7024.  Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst